One Financial Center Boston, MA 02111 617 542 6000 mintz.com

August 30, 2019

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Tonya K. Aldave, Office of Healthcare & Insurance

Re:	Synlogic, Inc.

Registration Statement on Form S-3

Filed August 8, 2019

File No. 333-233139

Ladies and Gentlemen:

We are submitting this letter on behalf of Synlogic, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 20, 2019 from the Division of Corporation Finance, Office of Healthcare & Insurance, to Aoife M. Brennan, President, Chief Executive Officer and Chief Medical Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission.

For convenient reference, we have reproduced below the Staff’s comment and the Company’s response is below it. This response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. As indicated below, the Company has responded to the Staff’s comment by making changes to the disclosure in the Amended Registration Statement and future periodic filings.

Registration Statement on Form S-3

General

Comment 1: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations

BOSTON        LONDON        LOS ANGELES        NEW YORK        SAN DIEGO        SAN FRANCISCO        WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

August 30, 2019

thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response 1: In response to the Staff’s comment, the Company has amended the Risk Factors section of the Amended Registration Statement on page 4. In addition to those risk factors incorporated by reference, the Risk Factors section in the Amended Registration Statement now physically includes the risk factor below It is a revised version of the Company’s existing risk factor on this topic from its periodic reports. (For your ease of reference, the revisions are emphasized below by italicized text). As revised, we believe it addresses the Staff’s comment. Starting with its next Form 10-Q, the Company will also prospectively include this revised disclosure in the risk factor sections of its future quarterly and annual reports.

“Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that our stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our Board of Directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	no cumulative voting in the election of directors;

•	the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director;

•

a requirement that special meetings of our Stockholders be called only by our Board of Directors, the chairman of our Board of Directors, the chief executive officer or, in the absence of a chief executive officer, the president;

•	an advance notice requirement for stockholder proposals and nominations;

•	the authority of our Board of Directors to issue preferred stock with such terms as our Board of Directors may determine; and

•

a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% or more of the company’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage delay or prevent a change in control of the company.

In addition, our amended and restated certificate of incorporation, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of

August 30, 2019

fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rule and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Provisions in our charter and other provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.”

*    *    *    *    *

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at (617) 348-1735 or MJGardella@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:	Securities and Exchange Commission

Justin Dobbie

Synlogic, Inc.

Maiken Keson-Brookes, General Counsel

Aoife M. Brennan, President, Chief Executive Officer and Chief Medical Officer

Todd Shegog, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Lewis J. Geffen

Daniel A. Bagliebter